Exhibit 99.2

(Based on International Financial Reporting Standards (“IFRS”) and stated in thousands of United States dollars, unless otherwise indicated)

INDEX

Management’s responsibility for financial reporting

Independent Auditors’ report

Consolidated Financial Statements

•	Consolidated Statements of Financial Position

•	Consolidated Statements of Comprehensive Income

•	Consolidated Statements of Changes in Equity

•	Consolidated Statements of Cash Flows

•	Notes to Consolidated Financial Statements

2012 FINANCIAL REPORT

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The consolidated financial statements of Alamos Gold Inc. have been prepared by, and are the responsibility of the Company’s management.

The consolidated financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and reflect management’s best estimates and judgments based on information currently available. In the opinion of management, the accounting practices utilized are appropriate in the circumstances and the consolidated financial statements fairly reflect the financial position and results of operations of the Company within reasonable limits of materiality.

Management has developed and maintains a system of internal controls to obtain reasonable assurance that the Company’s assets are safeguarded, transactions are authorized, and financial information is reliable. All internal control systems have inherent limitations, including the possibility of circumvention and overriding of controls, and therefore, can provide only reasonable assurance as to financial statement reliability and the safeguarding of assets.

The Board of Directors is responsible for ensuring management fulfills its responsibilities. The Audit Committee meets with the Company’s management and external auditors to discuss the results of the audits and to review the consolidated financial statements prior to the Audit Committee’s submission to the Board of Directors for approval. The Audit Committee also reviews the quarterly financial statements and recommends them for approval to the Board of Directors, reviews with management the Company’s systems of internal control, and approves the scope of the external auditors’ audit and non-audit work. The Audit Committee is composed entirely of directors not involved in the daily operations of the Company who are thus considered to be free from any relationship that could interfere with their exercise of independent judgment as a Committee member.

The consolidated financial statements have been audited by Ernst & Young LLP, Chartered Accountants and their report outlines the scope of their examination and gives their opinion on the consolidated financial statements.

February 19, 2013

John A. McCluskey

President and Chief Executive Officer

James R. Porter, CA

Chief Financial Officer

2	ALAMOS GOLD INC.

2012 FINANCIAL REPORT

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of

ALAMOS GOLD INC.

We have audited the accompanying consolidated financial statements of Alamos Gold Inc., which comprise the consolidated statements of financial position as at December 31, 2012 and 2011, and the consolidated statements of comprehensive income, changes in equity and cash flows for the years then ended, and a summary of significant accounting policies and other explanatory information.

MANAGEMENT’S RESPONSIBILITY FOR THE CONSOLIDATED FINANCIAL STATEMENTS

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

AUDITORS’ RESPONSIBILITY

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

OPINION

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Alamos Gold Inc. as at December 31, 2012 and 2011, and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Chartered Accountants

Licensed Public Accountants

Toronto, Canada

February 19, 2013

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2012 FINANCIAL REPORT

ALAMOS GOLD INC.

Consolidated Statements of Financial Position

(Stated in thousands of United States dollars)

	December 31,	December 31,
	2012	2011
ASSETS
Current Assets
Cash and cash equivalents	$306,056	$169,471
Short-term investments	47,654	53,088
Amounts receivable (note 5)	7,647	6,147
Advances and prepaid expenses	3,207	2,117
Available-for-sale securities (note 4)	10,340	10,355
Other financial assets (note 4)	1,118	244
Inventory (note 6)	42,046	33,220

Total Current Assets	418,068	274,642
Non-Current Assets
Other non-current assets (note 6)	1,058	—
Exploration and evaluation assets (note 7)	127,015	108,454
Mineral property, plant and equipment (note 8)	207,715	216,128

Total Assets	$753,856	$599,224

LIABILITIES
Current Liabilities
Accounts payable and accrued liabilities (note 9)	$24,874	$17,024
Income taxes payable (note 13)	15,497	6,125

Total Current Liabilities	40,371	23,149
Non-Current Liabilities
Deferred income taxes (note 13)	38,365	35,008
Decommissioning liability (note 11)	13,934	6,680
Other liabilities	714	837

Total Liabilities	93,384	65,674

EQUITY
Share capital (note 12 a)	$393,752	$355,524
Contributed surplus	22,606	27,861
Accumulated other comprehensive loss	(1,064)	(1,080)
Retained earnings	245,178	151,245

Total Equity	660,472	533,550

Total Liabilities and Equity	$753,856	$599,224

Commitments and Contingencies (note 15)
Subsequent events (note 18)

The accompanying notes form an integral part of these consolidated financial statements.

On behalf of the Board

John A. McCluskey President and Chief Executive Officer	Paul Murphy Director

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2012 FINANCIAL REPORT

ALAMOS GOLD INC.

Consolidated Statements of Comprehensive Income

For the years ended December 31, 2012 and 2011

(Stated in thousands of United States dollars, except per share amounts)

	2012	2011
OPERATING REVENUES	$329,372	$227,364

MINE OPERATING COSTS
Mining and processing	70,168	53,868
Royalties (note 15 a)	16,411	11,157
Amortization	50,678	23,423

	137,257	88,448

EARNINGS FROM MINE OPERATIONS	192,115	138,916
EXPENSES
Exploration	6,488	9,540
Corporate and administrative	14,177	9,613
Share-based compensation (notes 12b and 12 c)	7,634	13,525

	28,299	32,678

EARNINGS FROM OPERATIONS	163,816	106,238
OTHER INCOME (EXPENSES)
Finance income	3,133	1,717
Financing expense	(536)	(598)
Foreign exchange gain (loss)	14	(3,688)
Other income (loss)	498	(1,234)

EARNINGS BEFORE INCOME TAXES	166,925	102,435
INCOME TAXES
Current tax expense	(45,612)	(34,194)
Deferred tax expense	(3,357)	(8,160)

EARNINGS	$117,956	$60,081
Other comprehensive income (loss)
- Unrealized (loss) on securities	(2,350)	(1,089)
- Reclassification of realized gains (losses) on available-for-sale securities included in earnings	2,366	(280)
- Impairment of available-for-sale securities	—	1,621

COMPREHENSIVE INCOME	$117,972	$60,333

EARNINGS PER SHARE (note 12 d)
– basic	$0.98	$0.51
– diluted	$0.98	$0.51

Weighted average number of common shares outstanding
- basic	119,861,000	117,375,000
- diluted	120,904,000	118,669,000

The accompanying notes form an integral part of these consolidated financial statements.

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2012 FINANCIAL REPORT

ALAMOS GOLD INC.

Consolidated Statements of Changes in Equity

For the years ended December 31, 2012 and 2011

(Stated in thousands of United States dollars)

	Number of shares outstanding	Share capital	Contributed surplus	Accumulated other comprehensive loss	Retained earnings	Total Equity
Balance at January 1, 2011	116,340,008	$325,867	$23,316	$(1,332)	$105,278	$453,129
Share-based compensation	—	—	11,935	—	—	11,935
Shares issued on exercise of options	2,043,000	29,657	(7,390)	—	—	22,267
Dividends	—	—	—	—	(14,114)	(14,114)
Earnings	—	—	—	—	60,081	60,081
Other comprehensive income (tax impact; nil)	—	—	—	252	—	252

Balance at December 31, 2011	118,383,008	$355,524	$27,861	$(1,080)	$151,245	$533,550

	Number of shares outstanding	Share capital	Contributed surplus	Accumulated other comprehensive loss	Retained earnings	Total Equity
Balance at January 1, 2012	118,383,008	$355,524	$27,861	$(1,080)	$151,245	$533,550
Share-based compensation	—	—	4,795	—	—	4,795
Shares issued on exercise of options	2,488,400	38,228	(10,050)	—	—	28,178
Dividends	—	—	—	—	(24,023)	(24,023)
Earnings	—	—	—	—	117,956	117,956
Other comprehensive income (tax impact; nil)	—	—	—	16	—	16

Balance at December 31, 2012	120,871,408	$393,752	$22,606	$(1,064)	$245,178	$660,472

The accompanying notes form an integral part of these consolidated financial statements.

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2012 FINANCIAL REPORT

ALAMOS GOLD INC.

Consolidated Statements of Cash Flows

For the years ended December 31, 2012 and 2011

(Stated in thousands of United States dollars)

	2012	2011
CASH PROVIDED BY (USED IN):
OPERATING ACTIVITIES
Earnings	$117,956	$60,081
Adjustments for items not involving cash:
Amortization	50,678	23,423
Financing expense	536	598
Unrealized foreign exchange gain	(1,352)	(353)
Deferred tax expense	3,357	8,160
Share-based compensation	7,634	13,525
Loss (gain) on sale of securities	460	(783)
Impairment of securities	—	1,621
Other	(735)	954
Changes in non-cash working capital:
Fair value of forward contracts	—	(715)
Amounts receivable	(18,865)	(18,218)
Inventory	(5,655)	(6,572)
Advances and prepaid expenses	(1,090)	1,019
Accounts payable and accrued liabilities, and income taxes payable	31,672	23,794

	184,596	106,534

INVESTING ACTIVITIES
Purchases of securities	(11,450)	(2,213)
Sales of securities	11,265	—
Short-term investments (net)	5,434	(11,242)
Proceeds on sale of equipment	—	889
Decommissioning liability	(1,172)	(145)
Exploration and evaluation assets	(18,561)	(8,687)
Mineral property, plant and equipment	(38,815)	(68,352)

	(53,299)	(89,750)

FINANCING ACTIVITIES
Common shares issued	28,178	22,267
Dividends paid	(24,023)	(14,114)

	4,155	8,153

Effect of exchange rates on cash and cash equivalents	1,133	(1,800)

Net increase in cash and cash equivalents	136,585	23,137
Cash and cash equivalents—beginning of year	169,471	146,334

CASH AND CASH EQUIVALENTS—END OF YEAR	$306,056	$169,471

Supplemental information:
Interest paid	$—	$—
Interest received	$3,050	$1,380
Income taxes paid	$20,700	$12,825

The accompanying notes form an integral part of these consolidated financial statements.

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2012 FINANCIAL REPORT

ALAMOS GOLD INC.

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

(Unaudited—stated in United States dollars, unless otherwise indicated)

1. NATURE OF OPERATIONS

Alamos Gold Inc., a resident Canadian company, and its wholly-owned subsidiaries (collectively the “Company”) are engaged in the acquisition, exploration, development and extraction of precious metals in Mexico and Turkey. The Company owns and operates the Mulatos mine and holds the mineral rights to the Salamandra group of concessions in the State of Sonora, Mexico, which includes several known satellite gold occurrences. In addition, the Company owns the Aği Daği, Kirazli and Çamyurt gold development projects in Turkey.

2. BASIS OF PREPARATION

Statement of Compliance

These consolidated financial statements, including comparative figures, have been prepared using accounting policies in compliance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

The consolidated financial statements were authorized for issue by the Board of Directors on February 19, 2013.

Use of estimates and judgments

The preparation of these consolidated financial statements requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, and revenue and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and further periods if the review affects both current and future periods. Accounts which require management to make material estimates and significant assumptions in determining amounts recorded include: recoverable reserves, inventory recoveries, share-based payments, decommissioning liabilities, units of production amortization, and provisions and contingencies.

Judgments made by management in the application of IFRS that have a significant effect on the financial statements and estimates with a significant risk of material adjustment in the current and following fiscal years include: impairment of tangible and intangible assets, determination of functional currency, amortization methods, uncertain tax positions and recovery of deferred tax assets.

i.	Impairment:

The Company assesses its mineral property, plant and equipment and exploration and evaluation assets annually to determine whether any indication of impairment exists. Where an indicator of impairment exists, a formal estimate of the recoverable amount is made, which is considered to be the higher of the fair value less costs to sell and value in use. These assessments require the use of estimates and assumptions such as long-term commodity prices, discount rates, future capital requirements, exploration potential and operating performance.

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2012 FINANCIAL REPORT

ii.	Recoverable reserves:

Ore reserves are estimates of the amount of ore that can be economically and legally extracted from the Company’s mining properties. The Company estimates its recoverable reserves based on information compiled by appropriately qualified persons relating to the geological data on the size, depth and shape of the ore body, and requires complex geological judgments to interpret the data. The estimation of recoverable reserves is based upon factors such as estimates of, commodity prices, production costs, future capital requirements, and foreign exchange rates, along with geological assumptions and judgments made in estimating the size and grade of the ore body, and metallurgical assumptions made in estimating recovery of the ore body. Changes in the reserve or resource estimates may impact the carrying value of exploration and evaluation assets, mineral property, plant and equipment, decommissioning liabilities, and amortization expense.

iii.	Units-of-production (“UOP”) amortization:

Estimated recoverable reserves are used in determining the amortization of certain mineral property, plant and equipment. This results in an amortization charge proportional to the depletion of the anticipated remaining mine life. These calculations require the use of estimates and assumptions, including the amount of recoverable reserves. The Company has adopted a methodology based on estimated recoverable reserves over the life of mine.

iv.	Inventory (note 6):

The Company accounts for its ore stockpiles and in-process precious metals inventory using a process flow for applicable costs appropriate to the physical transformation of ore through the mining, crushing, leaching and gold recovery process. The Company is required to estimate the ultimate recovery based on laboratory tests and ongoing analysis of leach pad kinetics in order to determine the recoverable metals from the leach pad at the end of each accounting period. If the Company determines at any time that the ultimate recovery should be adjusted downward, then the Company will adjust the average carrying value of a unit of metal content in the in-process inventory and adjust upward on a prospective basis the unit cost of subsequent production. Should an upward adjustment in the average carrying value of a unit of metal result in the carrying value exceeding the realizable value of the metal, the Company would write down the carrying value to the realizable value.

v.	Share based payments (note 12 b and c):

The computed amount of share based compensation is not based on historical cost, but is derived based on subjective assumptions input into an option pricing model. The model requires that management make forecasts as to future events, including estimates of: the average future hold period of issued stock options or stock appreciation rights before exercise, expiry or cancellation; future volatility of the Company’s share price in the expected hold period (using historical volatility as a reference); and the appropriate risk-free rate of interest. Share-based compensation incorporates an expected forfeiture rate. The expected forfeiture rate is estimated based on historical forfeiture rates and expectations of future forfeiture rates, and is adjusted if the actual forfeiture rate differs from the expected rate.

The resulting value calculated is not necessarily the value that the holder of the instrument could receive in an arm’s length transaction, given that there is no market for these instruments and they are not transferable. It is management’s view that the value derived is highly subjective and dependent upon the input assumptions made.

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2012 FINANCIAL REPORT

vi.	Decommissioning liabilities (note 11):

The Company is required to determine the expected value of the estimated costs of decommissioning liabilities and to recognize this value as a liability when reasonably determinable. Key assumptions in determining the amount of the liability are: total undiscounted cash outflows, expected timing of payment of the cash outflows and appropriate inflation and discount rates to apply to the timing of cash outflows. Because the liability is recorded on a discounted basis, it is increased over the passage of time with an offsetting charge to financing expense in the statement of comprehensive income. The Company calculated its estimated mine site closure costs based on a mine closure and reclamation plan prepared by management and reviewed by an independent third party. The majority of the expenditures associated with reclamation and mine closure will be incurred at the end of the mine life, expected to be in approximately 9 years based on expected proven and probable reserves and the current rate of production.

vii.	Recovery of deferred tax assets (note 13):

Judgment is required in determining whether deferred tax assets are recognized on the statement of financial position. Deferred tax assets require management to assess the likelihood that the Company will generate taxable income in future periods in order to utilize recognized deferred tax assets. Estimates of future taxable income are based on forecasted cash flows and the application of existing tax laws in each jurisdiction.

Functional and presentation currency

These consolidated financial statements are presented in United States dollars (“USD”), which is the functional currency of the Company and all its subsidiaries.

Basis of measurement

These consolidated financial statements have been prepared on a historical cost basis, except for certain derivative and available-for-sale financial instruments which are measured at fair value. The Company prepares its consolidated financial statements, except for cash flow information, using the accrual basis of accounting.

3. SIGNIFICANT ACCOUNTING POLICIES

Summarized below are those policies considered significant to the Company. All accounting policies have been applied consistently to all periods presented in these consolidated financial statements,, unless otherwise indicated.

Basis of consolidation

The consolidated financial statements include the financial statements of the Company and the entities controlled by the Company (its subsidiaries). The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. All inter-company balances and transactions have been eliminated.

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2012 FINANCIAL REPORT

The consolidated financial statements include the financial statements of the parent company, Alamos Gold Inc., and its subsidiaries as listed below:

	Country of Incorporation	Equity Interest
		2012	2011
Alamos Gold Inc.	Canada	—	—
Minas de Oro Nacional, S.A. de C.V.	Mexico	100%	100%
Servicios Administrativos y Operativos S.A. de C.V.	Mexico	100%	100%
Minera Bienvenidos S.A. de C.V.	Mexico	100%	100%
Kuzey Biga Madencilik Sanayi Ticaret AS	Turkey	100%	100%
Dogu Biga Madencilik Sanayi Ticaret AS	Turkey	100%	100%
Alamos Eurasia Madencilik AS	Turkey	100%	100%

Foreign currency transactions

Transactions in foreign currencies are converted to the Company’s functional currency at exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities of the Company which are denominated in foreign currencies are translated into the Company’s functional currency at the exchange rate prevailing at the date of the Consolidated Statements of Financial Position. Non-monetary assets and liabilities are translated at historical exchange rates prevailing at each transaction date. Non-monetary assets and liabilities that are stated at fair value are translated using the historical rate on the date that the fair value was determined. Revenues and expenses are translated at exchange rates prevailing on the date of the transactions, with the exception of inventory transfers and amortization which are translated at historical exchange rates. All exchange gains and losses are included in the determination of earnings.

Revenue recognition

Revenue is earned from the sale of gold and is recognized when dore or refined metal is delivered to a purchaser pursuant to a purchase agreement that fixes the quantity and price of the metal for each delivery. Revenue is measured at the fair value of the consideration received or receivable.

Costs incurred or premium income related to forward sales or option contracts are recognized in revenue when the related contract is settled. Changes in the fair value of outstanding forward sales or option contracts are recognized in earnings.

Inventory

Inventory which includes gold-in-process, dore, ore in stockpiles, and parts and supplies, is stated at the lower of cost or net realizable value.

i.	Dore represents a bar containing predominantly gold by value which is generally refined off-site to return saleable metals. Dore inventory is valued at the lower of average cost to produce the dore and net realizable value.

ii.

In-process inventory represents costs that are incurred in the process of converting mineralized ores into partially refined precious metals, or dore. Ore represents material that, at the time of extraction, is expected to be processed into a saleable form. The recovery of gold from ore is achieved through the heap leaching process and through a gravity mill. Under the heap leaching process, ore is crushed and placed on leach pads where it is treated with a chemical solution, which dissolves the gold contained in the ore. The resulting “pregnant” solution is further processed in a plant where the gold is recovered. Under the milling process, ore is crushed finer than the leaching process prior to gravity separation. The ore separated through the gravity circuit is then accumulated into a concentrate solution. The concentrate is then leached in a intensive leach reactor followed by processing in the plant.

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Cost of in-process inventory includes operating costs incurred to that stage of the process plus amortization of mineral property, plant and equipment relating to that stage of the process. Costs capitalized to in-process inventory include direct and indirect materials and consumables; direct labour; repairs and maintenance; utilities; amortization of mineral property, plant and equipment; and local mine administrative expenses. Costs are removed from in-process inventory and transferred to dore inventory as ounces are produced based on the average cost per recoverable ounce on the leach pad. Costs are recorded in mining and processing costs on the sale of refined gold, as well as the impact of inventory movement reflected through mining and processing costs in the Consolidated Statements of Comprehensive Income. Recoverable gold on the leach pads is estimated based on the quantities of ore placed on the leach pads (based on measured tonnes added to the leach pads), the grade of ore placed on the leach pads (based on assay data) and a recovery percentage (based on estimated ultimate recovery assumptions). The nature of the leaching process inherently limits the ability to precisely monitor inventory levels; as a result, estimates are refined based on actual results over time. The ultimate recovery of gold from leach pads will not be known until the leaching process is concluded at the end of the mine life.

iii.	Stockpile inventory represents unprocessed ore that has been mined and is available for further processing. The unprocessed ore stockpile is measured by estimating the number of tonnes added and removed from the stockpile, the number of contained ounces (based on assay data) and estimated metallurgical recovery rates (based on the expected processing method). Stockpile ore tonnages are verified by periodic surveys. Costs are allocated to the stockpile based on the current mining cost per tonne incurred up to the point of stockpiling the ore, including applicable overhead, depletion, depreciation and amortization relating to mining operations, and are removed at the average cost per ounce. As the unprocessed ore stockpile will not be further processed within one year of the date of these consolidated financial statements, the net carrying amount related to the stockpile has been classified as non-current assets in the consolidated statements of financial position.

iv.	Parts and supplies inventory is valued at the lower of average cost and net realizable value. Provisions are recorded to reflect present intentions for the use of slow moving and obsolete parts and supplies inventory.

Mineral property, plant and equipment

i.	Mineral property acquisition and mine development costs:

The Company may hold interests in mineral property in various forms, including prospecting licenses, exploration and exploitation concessions, mineral leases and surface rights. The Company capitalizes payments made in the process of acquiring legal title to these properties.

Property acquisition and mine development costs are recorded at cost. Pre-production expenditures are capitalized until the commencement of production. Mine development costs incurred to expand operating capacity, develop new orebodies or develop mine areas in advance of current production are capitalized. Mine development costs related to current period production are charged to operations as incurred. Interest on financing attributable to mine development is capitalized to mine development costs while construction and development activities at the property are in progress. When the property is placed into production, those capitalized costs are included in the calculation of the amortization of mine development costs. Property acquisition and mine development costs are amortized by the units-of-production method based on estimated recoverable reserves.

ii.	Exploration and evaluation expenditures:

Exploration expenditures on non-producing properties, including drilling and related costs, identified as having development potential, as evidenced by a positive economic analysis of the project, are treated as mine development costs and capitalized. Expenditures incurred on deposits contiguous with a known deposit

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which has undergone a positive economic analysis are treated as mine development costs and capitalized. Exploration and evaluation expenditures on properties prior to the establishment of a positive economic analysis are charged to operations as incurred. Drilling costs incurred during the production phase for operational ore control are charged to operations as incurred.

iii.	Mining plant and equipment:

Plant and equipment is stated at cost less accumulated amortization and accumulated impairment losses. Cost includes all expenditures that are directly attributable to the acquisition of the asset. Borrowing costs on qualifying assets are capitalized until the asset is capable of carrying out its intended use. Plant and equipment is amortized on a units-of-production basis over estimated recoverable reserves, or on a straight-line basis over the estimated useful life of the asset, whichever period is lower.

Estimates of residual values, useful lives and methods of amortization are reviewed each reporting period, and adjusted prospectively if appropriate.

iv.	Subsequent costs:

The cost of replacing part of an item within mineral property, plant and equipment is recognized when the cost is incurred and it is probable that the future economic benefits will flow to the Company, and the costs can be measured reliably. The carrying amount of the part that has been replaced is expensed. Routine repairs and maintenance are expensed as incurred.

v.	Impairment:

The carrying values of mineral property, plant and equipment are reviewed for indications of impairment at each reporting date. When impairment indicators exist, then the asset’s recoverable amount is estimated.

If it is determined that the estimated recoverable amount is less than the carrying value of an asset, or its cash-generating unit (“CGU”), then a write-down is made with a charge to operations. For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets (the CGU). Impairment losses recognized in respect of CGU’s are allocated on a pro rata basis to the assets in the unit.

The recoverable amount of an asset or cash-generating unit is the greater of its value-in-use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows of a mine or development property are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Estimated future cash flows include estimates of recoverable ounces of gold based on proven and probable reserves. To the extent that economic value exists beyond the proven and probable reserves of a mine or development property, this value is included as part of the estimated future cash flows. Estimated future cash flows also involve estimates regarding gold prices, production levels, capital, reclamation costs and income taxes. Cash flows are subject to risks and uncertainties and changes in the estimates of the cash flows could affect the recoverability of long-lived assets.

vi.	Reversal of impairment:

An impairment loss is reversed if there is indication that there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of amortization, if no impairment loss had been recognized.

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Cash and cash equivalents

Cash and cash equivalents, which include cash and highly liquid investments with original maturities of three months or less at the date of acquisition, are recorded at cost, which approximates fair value.

Short-term investments

Short-term investments, which represent highly liquid investments with original maturities of greater than three months at acquisition, are recorded at cost, which approximates fair value.

Income taxes

Income tax expense consists of current and deferred tax expense. Income tax expense is recognized in earnings except to the extent it relates to items recognized directly in equity or in other comprehensive income.

Current tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at period end, adjusted for amendments to tax payable with regards to previous years.

Deferred tax assets and liabilities are recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The following temporary differences do not result in deferred tax assets or liabilities:

•	the initial recognition of assets or liabilities, not arising in a business combination, that does not affect accounting or taxable profit

•	goodwill

•

taxable temporary differences associated with investments in subsidiaries, where the timing of the reversal of the temporary differences can be controlled by the parent and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment occurs except to the extent it relates to items recognized directly in equity or in other comprehensive income.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. To the extent that the Company does not consider it probable that a deferred tax asset will be recovered, the deferred tax asset is reduced to its recoverable amount.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off tax assets against tax liabilities and when they relate to the same taxable entity and income taxes levied by the same taxation authority and the Company intends to settle its tax assets and liabilities on a net basis.

Uncertain Tax Positions

Uncertainties exist with respect to the interpretation of complex tax regulations, changes in tax laws, and the amount and timing of future taxable income. Given the wide range of international business relationships and the long-term nature and complexity of existing contractual agreements, differences arising between the actual results and the assumptions made, or future changes to such assumptions, could necessitate future adjustments to tax income and expense already recorded. The Company establishes provisions, based on reasonable estimates, for possible consequences of audits by the tax authorities of the respective countries in which it operates. The amount of such provisions is based on various factors, such as experience of previous tax audits and differing interpretations of tax regulations by the taxable entity and the responsible tax authority. Such differences of interpretation may arise on a wide variety of issues depending on the conditions prevailing in the respective subsidiary’s domicile. As the Company assesses the probability for litigation and subsequent cash outflow with respect to taxes as remote, no contingent liability has been recognized.

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Share-based payments

The Company grants stock options to buy common shares of the Company through its stock option plan as described in note 12 b). The Company accounts for share-based payments using the fair value method. Under this method, compensation expense is measured at fair value on the date of grant using the Black-Scholes option pricing model, and is recognized as an expense or capitalized, depending on the nature of the grant, with a corresponding increase in equity, over the period that the employees earn the options. The amount recognized is adjusted to reflect the number of share options expected to vest.

In addition, the Company grants stock appreciation rights (“SARs”) as described in note 12 c). The fair value of the amount payable to employees in respect of share appreciation rights, which are settled in cash, is determined using the Black-Scholes option pricing model, and is recognized as an expense with a corresponding increase in liabilities, over the period that the employees unconditionally become entitled to payment. The liability is remeasured using the option pricing model at each reporting date, and at the intrinsic value on the settlement date. Any changes in the fair value of the liability are recognized as an expense in the Consolidated Statements of Comprehensive Income.

Decommissioning liabilities

The Company’s mining and exploration activities are subject to various government laws and regulations relating to the protection of the environment. These laws and regulations are continually changing and are generally becoming more restrictive. The Company has made, and will continue to make expenditures to comply with such laws and regulations. The Company recognizes liabilities for statutory, contractual, constructive or legal obligations associated with the retirement of property, plant and equipment when those obligations result from the acquisition, construction, development or normal operation of the assets. Decommissioning costs expected to be incurred in the future are estimated by the Company’s management based on the information available to them. Actual decommissioning costs could be materially different from the current estimates. Any change in cost estimates, discount rates, or other assumptions should additional information become available would be accounted for on a prospective basis. The Company’s estimates are reviewed annually for changes in planned operations, regulatory requirements, discount rates, effects of inflation and changes in estimates.

The net present value of the future rehabilitation cost estimates arising from decommissioning of property, plant and equipment is recognized in the period in which it is incurred with an offsetting amount being recognized as an increase in the carrying amount of the corresponding mining asset. This asset is amortized on a UOP basis over the estimated life of the mine while the corresponding liability accretes to its undiscounted value by the end of the mine’s life.

Provisions

Provisions are recorded when a present legal or constructive obligation exists as a result of past events where it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made. The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the statement of financial position date, taking into account the risks and uncertainties surrounding the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and risks specific to the liability.

Financial instruments

The Company’s financial instruments consist primarily of monetary assets and liabilities, the fair value of which approximate their carrying value due to the short-term nature of these instruments.

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2012 FINANCIAL REPORT

The Company may enter into foreign exchange forward contracts to manage the Company’s exposure to fluctuations in the Canadian and United States dollar and Mexican peso foreign exchange rates. The Company may also enter into forward gold sale transactions. See note 4. These forward contracts are marked-to-market and recognized in the consolidated financial statements at their fair value.

Financial assets

Financial assets are classified into one of four categories:

•	fair value through profit or loss (“FVTPL”);

•	held-to-maturity (“HTM”);

•	available-for-sale (“AFS”); and,

•	loans and receivables.

The classification is determined at initial recognition and depends on the nature and purpose of the financial asset.

(i)	FVTPL financial assets:

Financial assets are classified as FVTPL when the financial asset is held for trading or it is designated as FVTPL upon initial recognition. A financial asset is classified as held for trading if:

•	it has been acquired principally for the purpose of selling in the near future;

•	it is a part of an identified portfolio of financial instruments that the Company manages and has an actual pattern of short-term profit-taking; or

•	it is a derivative that is not designated and effective as a hedging instrument.

Financial assets at fair value through profit or loss are measured at fair value, and changes therein are recognized in earnings. The Company has classified its cash and cash equivalents, short-term investments and share purchase warrants held in third party companies as FVTPL financial assets, which are included in other financial assets on the statement of financial position.

(ii)	HTM investments:

If the Company has the positive intent and ability to hold debt securities to maturity, then such financial assets are classified as held-to-maturity. HTM investments are recognized on a trade-date basis and are initially measured at fair value, including transaction costs. The Company does not currently have any assets classified as HTM investments.

(iii)	AFS financial assets:

Non-derivative financial assets, including investments in securities, are classified as AFS and are stated at fair value. Subsequent to initial recognition, they are measured at fair value and changes therein, other than impairment losses and foreign exchange differences are recognized in other comprehensive income and presented within equity in accumulated other comprehensive income (loss).

Impairment losses, interest calculated using the effective interest method and foreign exchange gains and losses on monetary assets, are recognized directly in earnings rather than equity. When an investment is derecognized or is determined to be impaired, the cumulative gain or loss previously recognized in accumulated other comprehensive income (loss) is included in earnings for the period.

The fair value of AFS monetary assets denominated in a foreign currency is translated at the spot foreign exchange rate at the date of the Conslidated Statement of Financial Position. The change in fair value attributable to translation differences on the amortized cost of the asset is recognized in earnings, while other changes are recognized in equity.

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2012 FINANCIAL REPORT

(iv)	Loans and receivables:

Trade and other receivables that have fixed or determinable payments that are not quoted in an active market are classified as loans and receivables. Loans and receivables are initially recognized at the transaction value plus any directly attributable transaction costs. Subsequently, loans and receivables are measured at amortized cost using the effective interest method, less any impairment losses. The impairment loss of receivables is based on a review of all outstanding amounts at period end. Bad debts are written off during the year in which they are identified.

(v)	Impairment:

A financial asset, other than those classified as FVTPL, is assessed at each reporting period date for indicators of impairment. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably.

Objective evidence that financial assets (including equity securities) are impaired can include default or delinquency by a debtor, restructuring of an amount due to the Company on terms that the Company would not consider otherwise, indications that a debtor or issuer will enter bankruptcy, or the disappearance of an active market for a security. In addition, for an investment in an equity security, a significant or prolonged decline in its fair value below its cost is objective evidence of impairment.

Impairment losses on AFS investment securities are recognized by transferring the cumulative loss that has been recognized in accumulated other comprehensive income (loss), and presented in unrealized gains/losses on available-for-sale financial assets in equity, to earnings. The cumulative loss that is removed from accumulated other comprehensive income (loss) and recognized in earnings is the difference between the acquisition cost, net of any principal repayment and amortization, and the current fair value, less any impairment loss previously recognized in earnings.

(vi)	Determination of fair value:

The Company has determined the estimated fair values of its financial instruments based on appropriate valuation methodologies; however, considerable judgment is required to develop these estimates. The Company classifies fair value measurements using a fair value hierarchy that reflects the significance of the inputs used in making the measurements of the fair value of financial assets and liabilities.

•	Level 1. Quoted prices (unadjusted) in active markets for identical assets or liabilities;

•	Level 2. Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

•	Level 3. Inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The Company has determined that AFS instruments, other financial assets and financial liabilities fall within level 1 of the fair value hierarchy, and all other financial instruments (including derivative contracts) outstanding as at the date of the statement of financial position fall within level 2 of the fair value hierarchy. See note 4.

Financial liabilities

Other financial liabilities are initially measured at fair value, net of transaction costs, and are subsequently measured at amortized cost using the effective interest method, with interest expense recognized on an effective yield basis. The Company has classified accounts payable and accrued liabilities, dividends payable, and property acquisition liabilities as other financial liabilities.

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2012 FINANCIAL REPORT

Earnings per share

Basic earnings per share is calculated by dividing the net earnings available to common shareholders divided by the weighted average number of common shares outstanding during the year. The diluted earnings per share is calculated based on the weighted average number of common shares outstanding during the year, plus the effects of the dilutive common share equivalents. This method requires that the dilutive effect of outstanding options and warrants issued be calculated using the treasury stock method. This method assumes that all common share equivalents have been exercised at the beginning of the year (or at the time of issuance, if later), and that the funds obtained thereby were used to purchase common shares of the Company at the average trading price of common shares during the year.

Comprehensive income (loss)

Comprehensive income (loss) is the change in the Company’s net assets that results from transactions, events and circumstances from sources other than the Company’s shareholders and includes items that are not included in net profit such as unrealized gains or losses on available-for-sale investments and gains or losses on certain derivative instruments. The Company’s comprehensive income (loss), and components of other comprehensive income are presented, net of tax, in the consolidated statements of comprehensive income (loss) and the consolidated statements of changes in equity.

Adoption of Accounting Policy effective January 1, 2012

International Financial Reporting Interpretations Committee (“IFRIC”) Interpretation 20: Stripping Costs in the Production Phase of a Surface Mine was issued in October 2011, and is effective for annual periods beginning on or after January 1, 2013, with early adoption permitted. IFRIC 20 provides guidance on the accounting for the costs of stripping activity in the production phase of surface mining when benefits accrue to the entity from the stripping activity. In addition, IFRIC 20 requires companies to ensure that capitalized costs are amortized over the useful life of the component of the ore body to which access has been improved due to the stripping activity. The Company adopted the amendments in its financial statements for the annual period beginning on January 1, 2012, with no impact on transition. The Company capitalized $8.7 million of production stripping costs to Mineral property, plant and equipment for the year ended December 31, 2012.

Future accounting policy changes issued but not yet in effect

The following are new pronouncements approved by the IASB. The following new standards and interpretations are not yet effective and have not been applied in preparing these financial statements, however, they may impact future periods.

(i) IFRS 9 Financial Instruments (Revised) was issued by the IASB in October 2010. It incorporates revised requirements for the classification and measurement of financial liabilities, and carrying over the existing derecognition requirements from IAS 39 Financial Instruments: Recognition and Measurement. The revised financial liability provisions maintain the existing amortised cost measurement basis for most liabilities. New requirements apply where an entity chooses to measure a liability at fair value through profit or loss – in these cases, the portion of the change in fair value related to changes in the entity’s own credit risk is presented in other comprehensive income rather than within profit or loss. IFRS 9 (2010) is effective for annual periods beginning on or after January 1, 2015. The impact of IFRS 9 on the Company’s financial instruments has not yet been determined.

(ii) IFRS 10 Consolidated Financial Statements is effective for annual periods beginning on or after January 1, 2013, with early adoption permitted. IFRS 10 replaces the guidance in IAS 27 Consolidated and Separate Financial Statements and SIC-12 Consolidation – Special Purpose Entities (“SPE’s”). IFRS 10 provides a single model to be applied in the control analysis for all investees, including entities that currently are SPEs in the scope of SIC-12. In addition, the consolidation procedures are carried forward substantially unmodified from IAS 27. Given the nature of the Company’s operations, the Company does not expect the amendments to have a material impact on the financial statements.

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2012 FINANCIAL REPORT

(iii) IFRS 12 Disclosure of Interests in Other Entities was released in May 2011 and is effective for annual periods beginning on or after January 1, 2013, with early adoption permitted. If an entity applies this standard earlier, it does not need to apply IFRS 10, IFRS 11, IAS 27 (2011) and IAS 28 (2011) at the same time. IFRS 12 contains the disclosure requirements for entities that have interests in subsidiaries, joint arrangements (i.e. joint operations or joint ventures), associates and/or unconsolidated structured entities. Interests are widely defined as contractual and non-contractual involvement that exposes an entity to variability of returns from the performance of the other entity. The required disclosures aim to provide information in order to enable users to evaluate the nature of, and the risks associated with, an entity’s interest in other entities, and the effects of those interests on the entity’s financial position, financial performance and cash flows. The Company intends to adopt IFRS 12 in its financial statements for the annual period beginning on January 1, 2013. Given the nature of the Company’s interests in other entities, the Company does not expect the amendments to impact the Company’s financial position or performance.

(iv) IFRS 13 Fair Value Measurement was issued in May 2011 and is effective prospectively for annual periods beginning on or after January 1, 2013. The disclosure requirements of IFRS 13 need not be applied in comparative information for periods before initial application. IFRS 13 replaces the fair value measurement guidance contained in individual IFRSs with a single source of fair value measurement guidance. It defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The standard also establishes a framework for measuring fair value and sets out disclosure requirements for fair value measurements to provide information that enables financial statement users to assess the methods and inputs used to develop fair value measurements and, for recurring fair value measurements that use significant unobservable inputs (Level 3), the effect of the measurements on earnings or other comprehensive income. IFRS 13 establishes ‘how’ to measure fair value when it is required or permitted by other IFRSs. IFRS 13 does not introduce new requirements to measure assets or liabilities at fair value, nor does it eliminate the practicability exceptions to fair value measurements that currently exist in certain standards. The Company intends to adopt IFRS 13 prospectively in its financial statements for the annual period beginning on January 1, 2013. The impact of adoption of IFRS 13 has not yet been determined.

(v) Amendments to IAS 1 Presentation of Financial Statements was issued in June 2011 and is effective for annual periods beginning on or after July 1, 2012. IAS 1 should be applied retrospectively, but early adoption is permitted. The amendments require that an entity present separately the items of OCI that may be reclassified to earnings in the future from those that would never be reclassified to earnings. Consequently an entity that presents items of OCI before related tax effects will also have to allocate the aggregated tax amount between these categories. The existing option to present the earnings and other comprehensive income in two statements has remained unchanged. The Company intends to adopt the amendments in its financial statements for the annual period beginning on January 1, 2013. The Company does not expect the amendments to have a material impact on the financial statements.

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2012 FINANCIAL REPORT

4. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

a) Financial Assets and Liabilities

The carrying value of the Company’s financial instruments is classified into the following categories:

	December 31,	December 31,
	2012	2011
	($000)	($000)
Fair value through profit or loss (“FVTPL”) (1)	353,710	222,559
Derivative instruments designated as FVTPL (2)	1,118	244
Available-for-sale securities (3)	10,340	10,355
Loans and receivables (note 5)	7,647	6,147
Derivative contracts designated as FVTPL(4)	—	—
Other financial liabilities (5)	(40,662)	(23,650)

(1)

Includes cash of $141.4 million (December 31, 2011 - $44.8 million), cash equivalents of $164.6 million (December 31, 2011 – $124.7 million) and short-term investments of $47.7 million (December 31, 2011 – $53.1 million).

(2)

Includes the Company’s investment in the warrants of a publicly traded company. During the year ended December 31, 2012, $0.9 million gain was recorded in other income on the revaluation of the warrants (December 31, 2011 - $0.9 million loss)

(3)	Includes the Company’s investment in the common shares of publicly traded entities.
(4)

Includes the Company’s foreign currency forward and option contracts and gold forward contracts which, for accounting purposes, are not designated as effective hedges. These are classified within accounts payable and accrued liabilities in the consolidated balance sheet.

(5)	Includes all other accounts payable and accrued liabilities, income taxes payable, and certain other liabilities.

For all financial assets and liabilities listed above, fair value equals carrying value as at December 31, 2012 and December 31, 2011.

b) Derivative Financial Instruments

The Company may utilize financial instruments to manage the risks associated with fluctuations in the market price of gold and foreign exchange rates. As at December 31, 2012 and 2011 the Company had no outstanding gold forward contracts.

At December 31, 2012, the Company had outstanding contracts to deliver $10 million Canadian dollars (“CAD”) in exchange for a fixed amount of USD at future dates up to March, 2013, with CAD:USD rates ranging from of 0.99:1 to 1.00:1. The mark-to-market gain associated with these contracts as at December 31, 2012 was nominal (December 31, 2011 – nil).

c) Risk Management

The Company’s activities expose it to a variety of financial risks: market risk (including commodity price, foreign exchange and interest rate risk), credit risk and liquidity risk. The Company’s risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Company’s financial performance. The Company may use derivative financial instruments to hedge certain risk exposures. The Company does not purchase derivative financial instruments for speculative investment purposes.

Risk management is the responsibility of the corporate finance function. The Company’s corporate finance function identifies, evaluates and, where appropriate, mitigates financial risks. Material risks are monitored and are regularly discussed with the Audit Committee of the Board of Directors.

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2012 FINANCIAL REPORT

i.	Commodity Price Risk

The Company is exposed to commodity price risk associated with the volatility in the market price of gold. Gold prices are affected by factors beyond the Company’s control, including investment and physical demand, central bank purchases and sales, producer hedging activities, the relative exchange rate of the United States dollar with other major currencies and political and economic conditions. Worldwide gold production levels also affect gold prices, and the price of gold can be subject to high levels of short-term volatility due to speculative activities. The Company may enter into derivative financial instruments to manage the Company’s exposure to commodity price risk. However, at this time, the Company has elected not to actively manage its long-term exposure to commodity price risk through the use of derivative financial instruments.

ii.	Foreign Exchange Risk

Certain of the Company’s financial assets and liabilities are denominated in Canadian dollars, Mexican pesos or Turkish Lira. In addition, the Company incurs certain operating costs denominated in Canadian dollars, Mexican pesos or Turkish Lira. Accordingly, the Company is exposed to financial gain or loss as a result of foreign exchange movements against the United States dollar, and the Company’s operating costs are affected by changes in foreign exchange rates in those currencies.

The Company has elected to hedge a portion of its exposure to fluctuations in the Canadian dollar by buying $10 million CAD fixed rate forward contracts. At December 31, 2012, the Company had net Canadian-dollar denominated assets of approximately $17.5 million. At this level of exposure to fluctuations in the value of the Canadian dollar, a 10% increase/(decrease) in the value of the Canadian dollar compared to the United States dollar could result in a foreign exchange gain/(loss) of approximately $1.7 million.

In addition, corporate and administrative costs associated with the Company’s head office in Toronto are mainly denominated in Canadian dollars. A 10% increase/(decrease) in the value of the Canadian dollar compared to the United States dollar could increase/(decrease) the Company’s reported corporate and administrative costs by approximately $1.1 million annually.

The Company also has exposure to monetary assets and liabilities denominated in Mexican pesos. Significant cash balances, outstanding amounts receivable, accounts payable or tax liabilities denominated in Mexican pesos could expose the Company to a foreign exchange gain or loss. The Company partially offsets its balance sheet exposure to changes in the Mexican peso/United States dollar exchange rate by maintaining cash balances in Mexican pesos to offset a portion of its future tax liabilities and taxes payable balances that are denominated in Mexican pesos. As at December 31, 2012, the Company had net Mexican peso-denominated liabilities of approximately $35.0 million. A 10% increase (decrease) in the value of the Mexican peso compared to the United States dollar could result in a foreign exchange loss/(gain) of approximately $3.5 million.

In addition, transactional foreign exchange gains and losses may result from the Company’s inability to predict the exact timing of peso cash receipts and cash outflows. Due to the recent volatility in the value of the Mexican peso, transactional foreign exchange gains and losses can be significant. If the Mexican peso strengthens against the United States dollar, the Company’s operating costs (as reported in equivalent United States dollars) increase. A 10% decrease (increase) in the value of the Mexican peso compared to the United States dollar could decrease (increase) the Company’s reported mining and processing costs and increase (decrease) reported earnings before income taxes by approximately $4.0 million annually.

Finally, the Company has exposure to monetary assets and liabilities denominated in Turkish Lira. Cash balances, outstanding amounts receivable, accounts payable or tax liabilities denominated in Turkish Lira could expose the Company to a foreign exchange gain or loss. At December 31, 2012, the Company had net Turkish Lira-denominated assets of approximately $8.0 million. A 10% increase (decrease) in the value of the Turkish Lira compared to the United States dollar could result in a foreign exchange gain (loss) of approximately $0.8 million.

iii.	Interest Rate Risk

The Company’s interest rate risk related to interest-bearing debt obligations is not material as the Company has no outstanding debt. As a result of the Company’s minimal exposure to fluctuations in market interest rates, the Company has elected not to enter into interest rate swaps or other active interest rate management programs at this time.

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2012 FINANCIAL REPORT

iv.	Credit Risk

Credit risk arises from cash and cash equivalents and short-term investments held with banks and financial institutions, derivative financial instruments (including forward gold sales contracts) and amounts receivable. The maximum exposure to credit risk is equal to the carrying value of the related financial assets.

The objective of managing counter-party credit risk is to prevent losses in financial assets. The Company assesses the quality of its counter-parties, taking into account their creditworthiness and reputation, past experience and other factors. The Company only enters into forward gold sales contracts with large reputable financial institutions.

The carrying value of amounts receivable are reduced through the use of an allowance account (when applicable) and the amount of any allowance is recognized as a loss and included in operating expenses. When a receivable balance is considered uncollectible, it is written off against the allowance for amounts receivable. The majority of the Company’s receivable balances consist of Mexican and Turkish value-added tax recoverable claims. The Company is exposed to credit risk in the case that the subject country is unable to reimburse the recoverable taxes owed. As at December 31, 2012, the Company was owed $3.0 million and $4.0 million from the Mexican and Turkish governments, respectively.

v.	Liquidity Risk

Liquidity risk arises through the excess of financial obligations due over available financial assets at any point in time. The Company’s objective in managing liquidity risk is to maintain sufficient readily available cash reserves and credit in order to meet its liquidity requirements at any point in time. At December 31, 2012, the Company had cash and cash equivalents and short-term investments of $353.7 million, accounts payable and accrued liabilities of $24.9 million and no debt. The Company expects that planned construction and development projects at its current operations will be financed from existing cash balances and future operating cash flows. The total cost and planned timing of acquisitions and/or other development or construction projects is not currently determinable and it is not currently known whether the Company will require external financing in future periods.

5. AMOUNTS RECEIVABLE

	December 31,	December 31,
	2012	2011
	($000)	($000)
Accounts receivable	671	215
Mexican value-added tax (1)	3,024	3,662
Turkish value-added tax	3,952	2,270

	$7,647	$6,147

1)

As permitted by Mexican tax law, the Company offset $16.4 million of Mexican value-added tax receivables against its current taxes payable liability in 2012 (December 31, 2011—$16.9 million) which is not reflected in the Consolidated Statements of Cash Flows.

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2012 FINANCIAL REPORT

6. INVENTORY

	December 31, 2012	December 31, 2011
	($000)	($000)
Precious metals dore and refined precious metals	8,640	5,484
In-process precious metals	14,785	11,894
Ore in stockpiles	1,058	—
Parts and supplies	18,621	15,842

	43,104	33,220
Less: Non-current portion	(1,058)	—

	$42,046	$33,220

The carrying value of inventory is calculated using weighted average cost. The amount of inventory charged to operations as mining and processing costs during the year ended December 31, 2012 was $72.2 million (December 31, 2011—$55.8 million). The amount of inventory charged to operations as amortization in the year ended December 31, 2012 was $43.8 million (December 31, 2011—$19.1 million).

7. EXPLORATION AND EVALUATION ASSETS

The Company classifies the Aği Daği, Kirazli, and Çamyurt Projects in Turkey as exploration and evaluation assets. Exploration and evaluation assets are not subject to amortization.

The following is a continuity of the Company’s exploration and evaluation assets for the year ended December 31, 2012.

Total
($000)
Cost as at January 1, 2011	99,767
Additions	8,687

Cost as at December 31, 2011	108,454
Additions	18,561

Cost as at December 31, 2012	127,015

8. MINERAL PROPERTY, PLANT AND EQUIPMENT

The Company owns 100% of the Salamandra group of concessions in Mexico. Included within the Salamandra group of concessions is the Mulatos mine which began operations in 2005.

The majority of the Company’s property, plant and equipment in operations is amortized on a units-of-production basis over an estimated nine year mine life. Certain mining and office equipment is amortized on a straight line basis over periods ranging from two to five years.

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2012 FINANCIAL REPORT

The following is a continuity of the Company’s mineral property, plant and equipment for the years ended December 31, 2012 and December 31, 2011.

	Mining plant and equipment	Office and computer equipment	Construction in progress	Subtotal	Mineral property and deferred development	Total
	($000)	($000)	($000)	($000)	($000)	($000)
Cost as at January 1, 2012	$173,393	$2,375	$23,898	$199,666	$126,660	$326,326
Additions	7,110	1,471	12,331	20,912	17,903	38,815
Changes in decommissioning liability	—	—	—	—	7,933	7,933
Transfers from construction in progress	33,664	—	(33,664)	—	—	—

Cost as at December 31, 2012	$214,167	$3,846	$2,565	$220,578	$152,496	$373,074

Accumulated amortization and impairment as at January 1, 2012	$76,579	$1,274	$—	$77,853	$32,345	$110,198
Amortization expense	37,566	551	—	38,117	17,044	55,161

Accumulated amortization and impairment as at December 31, 2012	$114,145	$1,825	$—	$115,970	$49,389	$165,359

Net book value as at December 31, 2012	$100,022	$2,021	$2,565	$104,608	$103,107	$207,715

	Mining plant and equipment	Office and computer equipment	Construction in progress	Subtotal	Mineral property and deferred development	Total
	($000)	($000)	($000)	($000)	($000)	($000)
Cost as at January 1, 2011	$152,606	$1,733	$6,236	$160,575	$97,697	$258,272
Additions	3,696	642	34,984	39,322	30,263	69,585
Changes in decommissioning liability	—	—	—	—	(1,300)	(1,300)
Disposals	(231)	—	—	(231)	—	(231)
Transfers from construction in progress	17,322	—	(17,322)	—	—	—

Cost as at December 31, 2011	$173,393	$2,375	$23,898	$199,666	$126,660	$326,326

Accumulated amortization and impairment as at January 1, 2011	$57,943	$859	$—	$58,802	$25,565	$84,367
Amortization expense	18,838	415	—	19,253	6,780	26,033
Disposals	(202)	—	—	(202)	—	(202)

Accumulated amortization and impairment as at December 31, 2011	$76,579	$1,274	$—	$77,853	$32,345	$110,198

Net book value as at December 31, 2011	$96,814	$1,101	$23,898	$121,813	$94,315	$216,128

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2012 FINANCIAL REPORT

9. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	December 31,	December 31,
	2012	2011
	($000)	($000)
Trade accounts payable and accrued liabilities	15,820	11,684
Royalties payable	5,254	3,790
SARs liability (note 12(c))	3,800	1,550

	$24,874	$17,024

10. DIVIDENDS

	Year ended December 31, 2012	Year ended December 31, 2011
	($000)	($000)
Declared and paid	24,023	14,114

	$24,013	$14,114
Weighted average number of common shares outstanding	119,861,000	117,375,000
Dividend per share	$0.20	$0.12

11. DECOMMISSIONING LIABILITY

A decommissioning liability is recognized in the period in which it is incurred, on a discounted cash flow basis, if a reasonable estimate can be made. The liability accretes to its full value over time through charges to earnings. In addition, the discounted value is added to the carrying amount of the Company’s mineral property, plant and equipment, and is amortized on a units-of-production basis over the life of the Mine.

A continuity of the decommissioning liability is as follows:

	Year ended December 31, 2012	Year ended December 31, 2011
	($000)	($000)
Obligations at beginning of year	6,680	7,559
Revisions in estimated cash flows and changes in assumptions	7,933	(1,300)
Payments made against the liability	(1,172)	(145)
Accretion of discounted cash flows	493	566

Obligations at end of year	$13,934	$6,680

Assumptions, based on the current economic environment, have been made which management believes are a reasonable basis upon which to estimate the future liability. These estimates are reviewed regularly to take into account any material changes to the assumptions. However, actual rehabilitation costs will ultimately depend upon future market prices for the necessary decommissioning works required which will reflect market conditions at the relevant time.

25	ALAMOS GOLD INC.

2012 FINANCIAL REPORT

The assumptions used in the determination of the decommissioning liability are as follows as at:

	December 31, 2012	December 31, 2011
Estimated cost ($000)	24,840	13,431
End of mine life	2021	2020
Discount rate	6.6%	7.8%

12. SHARE CAPITAL

a)	Authorized share capital of the Company consists of an unlimited number of fully paid common shares without par value.

	Number of Shares	Amount
		($000)
Outstanding at January 1, 2011	116,340,008	325,867
Exercise of stock options	2,043,000	22,267
Transfer from contributed surplus to share capital for stock options exercised	—	7,390

Outstanding at December 31, 2011	118,383,008	355,524
Exercise of stock options	2,488,400	28,178
Transfer from contributed surplus to share capital for stock options exercised	—	10,050

Outstanding at December 31, 2012	120,871,408	$393,752

b)	Stock options

The Company has a stock option plan (the “Plan”), originally approved by the Board of Directors (the “Board”) on April 17, 2003, and amended and ratified on May 25, 2007, May 15, 2008, April 7, 2009, June 2, 2010 and May 31, 2012, which allows the Company to grant incentive stock options to officers of the Company. Under the Plan, the number of shares reserved for issuance cannot exceed 7% of the total number of shares which are outstanding on the date of grant. The exercise price, term (not to exceed ten years) and vesting provisions are authorized by the Board at the time of the grant. The plan is subject to shareholder approval and ratification every three years.

Stock options granted under the Plan are exercisable for a five-year period. Incentive stock options granted vest 1/3 on the first anniversary date, 1/3 on the second anniversary and 1/3 on the third anniversary date.

The following is a continuity of the changes in the number of stock options outstanding for the years ended December 31, 2012 and 2011:

	Number	Weighted average exercise price ($CAD)
Outstanding at January 1, 2011	6,914,700	$11.98
Granted	2,115,000	14.30
Exercised	(2,043,000)	10.64
Forfeited	(581,000)	14.43

Outstanding at December 31, 2011	6,405,700	$12.95
Granted	840,000	16.30
Exercised	(2,488,400)	11.29
Forfeited	(97,000)	14.86

Outstanding at December 31, 2012	4,660,300	$14.40

The weighted average share price at the date of exercise for stock options exercised in the year ended December 31, 2012 was CAD$18.99 (for the year ended December 31, 2011 – CAD$17.34).

26	ALAMOS GOLD INC.

2012 FINANCIAL REPORT

For the year ended December 31, 2012, the Company granted 840,000 incentive stock options at exercise price at CAD$16.30, compared to 2,115,000 stock options granted at an exercise prices ranging from CAD$14.24 per share to CAD$16.39 per share for the year ended December 31, 2011.

The fair value of stock options granted were estimated using the Black-Scholes option pricing model with the following assumptions:

For options granted in the year ended:	December 31, 2012	December 31, 2011
Weighted average share price at grant date	$16.30	$14.30
Risk-free rate	1.0%-1.2%	1.7%-2.3%
Expected dividend yield	1.04%	0.43%-0.58%
Expected stock price volatility (based on historical volatility)	40%-51%	42%-58%
Expected life, based on terms of the grants (months)	30-60	20-60
Weighted average per share fair value of stock options granted	$5.48	$4.96

Option pricing models require the input of highly subjective assumptions, particularly as to the expected price volatility of the stock. Changes in these assumptions can materially affect the fair value estimate, and therefore it is management’s view that the existing models may not provide a single reliable measure of the fair value of the Company’s stock option grants.

As at December 31, 2012, 3,514,300 stock options were exercisable. The remaining 1,146,000 outstanding stock options vest over the following three years.

Stock options outstanding and exercisable as at December 31, 2012:

	Outstanding			Exercisable
Range of exercise prices ($CAD)	Number of options	Weighted average exercise price ($CAD)	Weighted average remaining contractual life (years)	Number of options	Weighted average exercise price ($CAD)
$6.00 - $8.00	30,000	6.76	0.42	30,000	6.76
$8.01 - $10.00	430,000	9.80	1.44	430,000	9.80
$10.01 - $14.00	100,000	13.04	2.13	100,000	13.04
$14.01 - $15.00	3,215,300	14.60	2.59	2,919,300	14.64
$15.01 - $17.50	885,000	16.31	4.39	35,000	16.65

	4,660,300	$14.40	2.80	3,514,300	$13.96

c)	Stock Appreciation Rights (“SARs”)

In 2011, the Company’s Board approved a cash-settled stock appreciation rights plan (“SARs Plan”) to grant incentive SARs to its directors, officers, employees and consultants. Under the SARs Plan, the number of units reserved for issuance cannot exceed 8% of the total number of common shares which are outstanding on the date of grant. The exercise price, term (not to exceed ten years) and vesting provisions are authorized by the Board at the time of the grant.

SARs granted to directors, officers, employees and certain consultants under the SARs Plan are exercisable for a five-year period. SARs granted prior to May 31, 2012 vest 20% on the date of grant, and 20% at each six-month interval following the date of grant. Vesting provisions in the SARs Plan were amended effective May 31, 2012. All grants subsequent to this amendment are subject to vesting of 1/3 on the first anniversary date, 1/3 on the second anniversary and 1/3 on the third anniversary date.

SARs are cash-settled liabilities, which are remeasured at each reporting date and at the settlement date. Any changes in the fair value of the liability are recognized as an expense to share-based compensation in the Statements of Comprehensive Income. As at December 31, 2012, the SARs liability was $3.8 million compared to $1.6 million at December 31, 2011. The SARs liability is recorded in accounts payable and accrued liabilities in the Consolidated Statements of Financial Position.

27	ALAMOS GOLD INC.

2012 FINANCIAL REPORT

The following is a continuity of the changes in the number of SARs outstanding for the years period ended December 31, 2012 and 2011:

	Number	Weighted average exercise price ($CAD)
Outstanding at January 1, 2011	—	$—
Granted	770,000	16.36

Outstanding at December 31, 2011	770,000	$16.36
Granted	830,000	18.48
Exercised	(52,180)	15.49
Forfeited	(17,140)	15.49

Outstanding at December 31, 2012	1,530,680	$17.55

The fair value of SARs granted were estimated using the Black-Scholes option pricing model with the following assumptions:

For SARS granted in the year ended:	December 31, 2012	December 31, 2011
Weighted average share price at grant date	$18.48	$16.36
Risk-free rate	1.0%-1.6%	1.1%-1.5%
Expected dividend yield	0.65%-1.04%	0.70%-0.80%
Expected stock price volatility (based on historical volatility)	41%-64%	41%-66%
Expected life, based on terms of the grants (months)	20-60	20-60
Weighted average per share fair value of SARs granted	$6.65	$5.45

Stock appreciation rights outstanding and exercisable as at December 31, 2012:

	Outstanding			Exercisable
Range of exercise prices ($CAD)	Number of SARs	Weighted average exercise price ($CAD)	Weighted average remaining contractual life (years)	Number of SARs	Weighted average exercise price ($CAD)
$15.00 - $17.00	450,680	15.90	2.79	163,200	15.72
$17.01 - $19.00	605,000	17.56	3.86	294,000	17.28
$19.01 - $20.00	475,000	19.11	4.75	0	0

	1,530,680	$17.55	3.82	457,200	$16.72

d)	Earnings per share

Basic earnings per share amounts are calculated by dividing earnings for the period by the weighted average number of common shares outstanding during the period. Diluted earnings per share is calculated based on the weighted average number of common shares outstanding during the period, plus the effects of the dilutive common share equivalents.

	For the year ended
	December 31, 2012	December 31, 2011
Earnings (000)	$117,956	$60,081
Weighted average number of common shares outstanding	119,861,000	117,375,000

Basic earnings per share	$0.98	$0.51
Dilutive effect of stock options outstanding	1,043,000	1,294,000
Diluted weighted average number of common shares outstanding	120,904,000	118,669,000

Diluted earnings per share	$0.98	$0.51

28	ALAMOS GOLD INC.

2012 FINANCIAL REPORT

13. INCOME TAXES

a) Recent tax changes

In 2009, the Mexican government approved tax reform that includes a 2% increase in the income tax rate in Mexico from 28% to 30% for a three-year period starting in 2010. In December 2012, the Mexican government extended the 30% income tax rate for an additional year. The Mexican income tax rate is scheduled to be 30% for 2013, 29% for 2014, and 28% for 2015 onwards.

Effective January 1, 2008, the Company became subject to a Single Rate Tax Law enacted by the Mexican government on September 28, 2007. Under the Single Rate Tax Law, the Company’s Mexican operating subsidiaries are subject to a tax equivalent to 17.5% of the Company’s revenues less certain allowable deductions (as determined on a cash basis). The single rate tax is payable each year to the extent that it exceeds income tax otherwise payable pursuant to the pre-existing Mexican income tax laws. Any excess single rate tax paid cannot be credited against income taxes payable in future periods. For the years ended December 31, 2012 and 2011, the application of the new single rate tax did not impact the Company’s tax expense.

b) Rate Reconciliation

The reconciliation of the expected tax expense at a combined statutory rate in Canada of 26.5% (2011 –28.25%) and provision for income tax expense is:

	December 31, 2012	December 31, 2011
	($000)	($000)
Earnings before income taxes	166,925	102,435

Expected tax expense at statutory income tax rate	44,234	28,944
(Decrease)/increase resulting from:
Difference in foreign tax rates	5,750	2,000
Non-deductible stock-based compensation expense	1,980	3,820
Non-taxable loss (gain)	1,615	3,620
Change in foreign exchange rates	(3,630)	4,750
Inflation net (deductible losses) taxable gains	(880)	(1,350)
Increase (decrease) in Mexican deferred income tax rates	(100)	570

Income tax expense	$48,969	$42,354

29	ALAMOS GOLD INC.

2012 FINANCIAL REPORT

c) Deferred tax reconciliation

The following information summarizes the principal temporary differences and the related deferred tax effect:

December 31, 2012	Canada	Mexico	Turkey	Total
	($000)	($000)	($000)	($000)
Deferred tax assets
Asset retirement obligations	—	4,154	—	4,154

	—	4,154	—	4,154

Deferred tax liabilities
Other short-term	—	(13)	—	(13)
Inventory	—	(2,405)	—	(2,405)
Mineral property, plant and equipment	—	(40,101)	—	(40,101)

	—	(42,519)	—	(42,519)

Net Deferred tax liabilities	$—	$(38,365)	$—	$(38,365)

December 31, 2011	Canada	Mexico	Turkey	Total
	($000)	($000)	($000)	($000)
Deferred tax assets
Asset retirement obligations	—	1,950	—	1,950
Other short-term	—	120	—	120

	—	2,070	—	2,070

Deferred tax liabilities
Inventory	—	(1,220)	—	(1,220)
Mineral property, plant and equipment	—	(35,408)	(450)	(35,858)

	—	(36,628)	(450)	(37,078)

Net deferred tax liabilities	$—	$(34,558)	$(450)	$(35,008)

d) Loss Carry-forwards and other tax attributes

Deferred tax assets are recognized for the carry-forward of unused tax losses and tax credits to the extent that it is probable that taxable profits will be available against which the unused tax losses / credits can be utilized. The Company has not recognized the benefit of tax loss carry-forwards and other tax attributes in Canada or Turkey as at December 31, 2012 and December 31, 2011.

Non-capital losses available in Canada to be utilized in subsequent years are approximately $22.6 million expiring between 2014 and 2031. Net capital losses available in Canada to be utilized in subsequent years are approximately $12.6 million which carryforward indefinitely. In addition, the Company has financing costs of $0.9 million in Canada which will be deducted in future years.

Non-capital losses available in Turkey to be utilized in subsequent years are approximately $4.4 million expiring between 2013 and 2017.

e) Unrecognized deferred tax liabilities

The temporary differences associated with investments in subsidiaries, for which a deferred tax liability has not been recognized, aggregate $270 million as at December 31, 2012 (December 31, 2011—$320 million).

30	ALAMOS GOLD INC.

2012 FINANCIAL REPORT

14. SEGMENTED REPORTING

The Company operates in one business segment (the exploration, mine development and extraction of precious metals, primarily gold) in three geographic areas: Canada, Mexico and Turkey.

As at	December 31, 2012				December 31, 2011
	Mexico	Turkey	Canada	Total	Mexico	Turkey	Canada	Total
	($000)	($000)	($000)	($000)	($000)	($000)	($000)	($000)
Non-current assets	207,581	127,662	545	335,788	215,111	109,007	464	324,582
Assets	414,632	140,126	199,098	753,856	395,313	117,520	86,391	599,224
Liabilities	88,005	719	4,660	93,384	61,874	1,666	2,134	65,674

	Year ended December 31, 2012				Year ended December 31, 2011
	Mexico	Turkey	Canada	Total	Mexico	Turkey	Canada	Total
	($000)	($000)	($000)	($000)	($000)	($000)	($000)	($000)
Revenues	329,372	—	—	329,372	227,364	—	—	227,364
Earnings (loss)	139,846	(4,850)	(17,040)	117,956	89,890	(6,135)	(23,674)	60,081

15. COMMITMENTS AND CONTINGENCIES

a) Royalty

Production from certain concessions within the Salamandra district, including the Mulatos Mine, is subject to a production royalty payable at a rate of 5% of the value of gold and silver production, less certain deductible refining and transportation costs. The royalty is calculated based on the daily average London PM Fix gold market prices, not actual prices realized by the Company. Production to a maximum of two million ounces of gold is subject to royalty. As at December 31, 2012, the royalty was paid or accrued on approximately 1,005,000 ounces of applicable gold production. Royalty expense for the year ended December 31, 2012 was $16.4 million (year ended December 31, 2011: $11.2 million).

In addition, a third party has a 2% Net Smelter Return Royalty on production from the Company’s Aği Daği project. The Company has not recorded an accrual for this royalty at December 31, 2012 as the project is not in production. The Company is also subject to 2% state royalty on production in Turkey, subject to certain deductions.

b) Mulatos Town Relocation

The Company commenced the planned relocation of the town of Mulatos in 2007 and relocation contracts were signed with over half of the families residing in Mulatos at that time. Property owners and possessors were offered a comprehensive benefits package including compensation for their property at a premium to independent third-party valuations and/or relocation benefits. In certain cases, relocation benefits include deferred monthly payments. Since the start of the Mulatos relocation effort in 2007, the Company has invested approximately $7.3 million in property acquisition, relocation benefits, legal, and related costs. In addition, the Company has recognized a liability of $0.3 million representing the discounted value of expected future payments for relocation benefits to property owners and possessors that had signed contracts with the Company as at December 31, 2012. The discounted value of the liability was capitalized to mineral property, plant and equipment.

31	ALAMOS GOLD INC.

2012 FINANCIAL REPORT

During 2008, the Company, through its wholly-owned subsidiaries, entered into a land purchase agreement with the Mulatos Ejido, the local landowners. Pursuant to the land purchase agreement, the Company made a payment of $1.3 million in order to secure temporary occupation rights to specified land. An additional payment of approximately $1.0 million (based on current exchange rates) which has not been accrued as at December 31, 2012, is payable once the land has been vacated and transferred to the Company. The probability and timing of this additional payment is currently uncertain.

In 2010, the Mulatos Ejido filed a complaint with the Unitary Agrarian Court to nullify the 2008 land purchase agreement. In June 2012, the Agarian Unitary Court issued a judgement in which it ruled that the Company’s wholly-owned subsidiary has been completely discharged of all claims made against it in this lawsuit. The Court also confirmed the validity of the 2008 land purchase agreement. In August 2012, the Mulatos Ejido filed an appeal with the Federal Courts.

Additional future property acquisition, relocation benefits, legal and related costs may be material. The Company cannot currently determine the expected timing, outcome of negotiations or costs associated with the relocation of the remaining property owners and possessors and potential land acquisitions.

c) Operating lease commitments

The Company has entered into operating lease commitments relating to the corporate office lease. Future minimum lease payments under non-cancellable operating leases as at December 31, 2012 are as follows:

As at December 31, 2012
($000)
2013	236
2014	238
2015	238
2016	20
2017 and beyond	—

Total	$732

16. RELATED PARTY TRANSACTIONS

Remuneration of key management (includes the Corporation’s directors and executive team)

Expense by nature:	2012	2011
	($000)	($000)
Management salaries and benefits	3,955	3,418
Directors fees	479	230
Share based payments[1] – Management	5,106	5,983
Share based payments[1] – Directors	812	3,536

	$10,352	$13,167

1.	Represents grant date fair value of stock options and SARs granted during the year

These transactions are in the normal course of operations and all of the transactions are measured at the exchange amount of consideration established and agreed to by the parties.

17. MANAGEMENT OF CAPITAL

The Company defines capital that it manages as its shareholders equity. The Company’s objectives when managing capital are to safeguard the entity’s ability to continue as a going concern so that it can continue to provide returns for shareholders and benefits for other stakeholders. At December 31, 2012, total managed capital was $660.5 million (December 31, 2011 - $533.6 million).

32	ALAMOS GOLD INC.

2012 FINANCIAL REPORT

The Company’s capital structure reflects the requirements of a company focused on sustaining strong cash flows from its current mining operations and financing both internal and external growth opportunities and development projects. The Company faces lengthy development lead times as well as risks associated with increasing capital costs and project completion timing due to the availability of resources, permits and other factors beyond the Company’s control. The Company’s operations are also significantly affected by the volatility of the market price of gold.

The Company continually assesses its capital structure and makes adjustments to it with reference to changes in economic conditions and risk characteristics associated with its underlying assets. In order to maintain or adjust the capital structure, the Company may issue new shares, pay dividends, sell assets or enter into new debt arrangements.

The Company manages its capital structure by performing the following:

•	Maintaining a liquidity cushion in order to address any potential operational disruptions or industry downturns

•	Preparing detailed budgets and cash flow forecasts for each of mining operations, exploration, development projects and corporate activities that are approved by the Board of Directors

•	Regular internal reporting and Board of Directors’ meetings to review actual versus budgeted spending and cash flows

•	Detailed project financial analysis to assess or determine new funding requirements

There were no changes in the Company’s approach to managing capital during the year.

18. SUBSEQUENT EVENTS

On January 14, 2013, the Company announced it commenced an offer to acquire Aurizon Mines Ltd. (“Aurizon”) for approximately CAD$780 million in cash and shares (the “Offer”). Alamos has also listed its common shares on the New York Stock Exchange under the ticker symbol “AGI”, and commenced trading on February 13, 2013.

Under the terms of the Offer, Alamos proposes to acquire all of the issued and outstanding Aurizon Shares (“Aurizon Shares”) for consideration of, at the election of each Aurizon shareholder, either (i) 0.2801 common shares of the Company (“Alamos Shares”), or (ii) CAD$4.65 in cash, in each case, subject to pro-ration based on a maximum cash consideration of CAD$305,000,000 and a maximum number of Alamos Shares issued of 23,500,000.

On February 18, 2013, the Company announced that it was extending the Offer to March 5, 2013, unless further extended or withdrawn. The Offer is conditional upon Alamos acquiring that number of Aurizon shares, which, together with the Aurizon shares already owned by Alamos, represent not less than 66 2/3 percent of the outstanding Aurizon Shares calculated on a fully-diluted basis, as well as receipt of all necessary governmental or regulatory approvals and other customary unsolicited offer conditions.

In January 2013, the Company issued 6,584,380 common shares pursuant to share purchase agreements entered into between Alamos and certain current and former shareholders of Aurizon (the “Vendors”) for the purchase of 23,507,283 common shares of Aurizon. The purchase price payable by Alamos to each of the Vendors was CAD$4.65 per Aurizon Share. The purchase price was satisfied by the delivery of Alamos Shares at an exchange ratio of 0.2801 of an Alamos Share for each Aurizon Share.

19. RECLASSIFICATION

The comparative consolidated financial statements have been reclassified to conform to the presentation of the current year consolidated financial statements.

33	ALAMOS GOLD INC.